Exhibit 12.1
Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	February 24, 2018 (52 weeks)	February 25, 2017 (52 weeks)	February 27, 2016 (52 weeks)	February 28, 2015(1) (53 weeks)	February 22, 2014(2) (52 weeks)
Net earnings (loss) from continuing operations before income taxes	$77	$20	$53	$(73)	$(230)
Less net earnings attributable to noncontrolling interests	(1)	(4)	(8)	(7)	(7)
Net overdistributed earnings of less than fifty percent owned affiliates	1	—	1	—	1
Fixed charges	159	200	214	261	424
Amortized capitalized interest	(1)	—	(1)	(1)	(1)
Earnings available to cover fixed charges	$235	$216	$259	$180	$187

Interest expense	136	181	194	241	403
Capitalized interest	1	—	1	1	1
Interest on operating leases	22	19	19	19	20
Total fixed charges	$159	$200	$214	$261	$424

Excess (deficiency) of earnings to fixed charges	$76	$16	$45	$(81)	$(237)
Ratio of earnings to fixed charges	1.48	1.08	1.21	N/A	N/A

N/A represents a ratio of less than one.

(1)
Supervalu’s earnings available to cover fixed charges were insufficient to cover fixed charges for fiscal 2015 due to $69 of pension, multi-employer and benefit plan settlement charge, $1 of severance costs and $1 Information technology intrusion costs, net of insurance recoverable before tax.

(2) Supervalu’s earnings available to cover fixed charges were insufficient to cover fixed charges for fiscal 2014 due to $99 of charges for the write-off of non-cash unamortized financing costs and original issue discount acceleration before tax, $75 of debt refinancing costs before tax, $41 of severance costs before tax, , $6 of contract breakage and other costs before tax, and $3 of multi-employer pension withdrawal charge before tax, offset in part by $15 of gain on sale of property before tax and $2 of non-cash asset impairment and other charges before tax.